February 12, 2009

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention: Mr. Patrick Gilmore

Re:	Accelrys, Inc.
Annual Report on Form 10-K for the fiscal year ended March 31, 2008
Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008
File No. 000-27188

Dear Mr. Gilmore:

This letter is being filed in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), by letter dated January 29, 2009, addressed to Rick Russo, Senior Vice President and Chief Financial Officer of Accelrys, Inc. (“we”, “our”, or the “Company”). The Staff issued the comment letter in connection with the filing of our (i) Annual Report on Form 10-K for the fiscal year ended March 31, 2008 (the “Form 10-K”), and (ii) Quarterly Report on Form 10–Q for the quarterly period ended September 30, 2008 (the “September 2008 Form 10-Q”).

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Form 10-K for the fiscal year ended March 31, 2008

Risk Factors, page 8

1.	We note several instances where you fail to provide quantitative data that would enable investors to more quickly understand the significance and potential effects of conditions and events that are described in the risk factors section. We note the following examples:

•	the effect that the decline in sales of computer aided design modeling and simulation software to the life science discovery research marketplace has had on your revenues (page 8);

United States Securities and Exchange Commission

February 12, 2009

•

the declines in the average selling price for computer aided design modeling and simulation cheminformatics products due to pricing pressure as well as the resulting impact on your revenues (page 10) and;

•	the percentage of reductions in your headcount and the effects, if any, that those reductions have had on your company’s operations (page 12).

The Company respectfully advises the Staff that it is unable to quantify the significance and potential effects of certain conditions and events described in the risk factors section of its periodic filings with objective precision. The Company’s risk factors regarding the decline in sales of computer aided design modeling and simulation software to the life science discovery research marketplace and declines in the average selling price for computer aided design modeling and simulation cheminformatics products due to pricing pressure are based on internal analyses conducted by the Company’s marketing and sales departments. In conducting such analyses, the Company’s marketing and sales departments typically review customers’ purchase orders and allocate these orders, which are usually for multiple products, within the Company’s various products and industries. Because the amounts derived are based on allocations, which inherently involve some subjectivity, and because these allocations are not audited in the same manner as the Company’s overall revenue (which is derived by reference to amounts owed for the entire order, irrespective of the product or industry), the Company believes it is unable to precisely, and objectively, quantify the significance and potential effects of certain conditions and events described in the risk factors section of its filings with the Commission.

In addition, in response to the Staff’s comment regarding headcount reductions, the Company advises the Staff that it has revised its risk factor in its Quarterly Report on Form 10–Q for the quarterly period ended December 31, 2008, filed with the Commission on February 9, 2009 (the “December 2008 Form 10-Q”), to quantify the significance of the percentage of reductions in its headcount and the effects such reductions have had on the Company’s operations. The Company will include such expanded disclosure in future applicable filings with the Commission. For your convenience, a copy of the December 2008 Form 10-Q is attached hereto as Exhibit A.

2.	Please expand your disclosure regarding the success, or lack thereof, of your strategy to sustain or increase revenues by entering new markets for the usage of your software and services. Specifically, disclose significant steps taken towards the implementation of this strategy, whether those steps have met with success and any effects the success, or lack thereof, has had on your revenues.

United States Securities and Exchange Commission

February 12, 2009

The Company acknowledges the Staff’s comment and advises the Staff that in the December 2008 Form 10-Q it has expanded the disclosure regarding its strategy to increase revenues by entering new markets for the usage of its software and services, including steps taken towards the implementation of this strategy and will include such expanded disclosure in future applicable filings with the Commission.

3.	Please expand your disclosure of the risks associated with operating a global business by including a discussion as to how and to what extent each of the risks listed has affected or may affect your non-U.S. operations.

The Company acknowledges the Staff’s comment and advises the Staff that in the December 2008 Form 10-Q it has expanded its disclosure of risks associated with operating a global business and will include such expanded disclosure in future applicable filings with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

4.	We note instances throughout the results of operations section where you have identified two or more sources of a material change in results of operations from year-to-year without quantifying the contribution for each source. We note the following as examples:

•

the $1.3 million decrease in revenue in fiscal year 2008 compared to fiscal year 2007 primarily attributable to lower orders of your deemphasized products over the prior year, partially offset by an increase in orders for your scientific operating platform product line solutions, page 28;

•

the $1.1 million decrease in product development expenses in fiscal year 2008 compared to fiscal year 2007 primarily attributable to savings related to the closure of your research and development facility in Bangalore, India in the fourth quarter of fiscal year 2007 along with a decrease in stock based compensation expense, partially offset by increased personnel costs resulting from hiring replacement product personnel;

•

the $2.8 million decrease in general and administrative expenses in fiscal year 2008 compared to fiscal year 2007 primarily attributable to a decrease in personnel costs, along with savings in depreciation, rent and insurance costs, page 29;

To the extent contributions of identified factors are material, the contributions should be stated in quantitative terms to conform to the requirements of Item 303(a)(3)(iii) of Regulation S-K. See Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management’s Discussion and Analysis of

United States Securities and Exchange Commission

February 12, 2009

Financial Condition and Results of Operations when preparing your discussion. It is of particular importance that you provide quantitative disclosures for offsetting amounts such as those disclosed in the first and second bullets so that investors will have an understanding of the significance of each of the offsetting factors.

The Company acknowledges the Staff’s comment and advises the Staff that in the December 2008 Form 10-Q, to the extent contributions of identified factors are material, it has provided quantitative disclosures for offsetting amounts of such identified factors and will include such quantitative disclosures in future applicable filings with the Commission.

5.	We note that on page 10 of your risk factors section you disclose that competition in the market for computer aided design modeling and simulation and cheminformatics products for the life science industry led to significant pricing pressure and declines in average selling price over the past several years. Please provide quantitative disclosure for the effects of the pricing pressure and declines in the average selling price for the fiscal year 2008 as compared to the fiscal year 2007.

The Company respectfully requests that the Staff review the Company’s response to Item number 1 above regarding the Company’s inability precisely quantify the significance and potential effects of certain conditions and events described in the risk factors section of its periodic filings. For the same reasons described therein, the Company is unable to objectively precisely quantify the effects of the pricing pressure and declines in the average selling price for the fiscal year 2008 as compared to the fiscal year 2007.

Part II

Quantitative and Qualitative Disclosures About Market Risk, page 34

6.	We note that you use “sensitivity analysis” disclosures to provide information about market risk in accordance with Item 305(a)(1)(ii) of Regulation S-K. Please expand your description of the model, assumptions and parameters pursuant to Instruction 3(F) to paragraph 305(a)(1)(ii) of Regulation S-K.

The Company respectfully advises the Staff that it believes it is in compliance with the disclosure requirements of Item 305(a)(1)(ii) of Regulation S-K, based on its review and interpretation of the “Questions and Answers About the New ‘Market Risk’ Disclosure Rules” prepared by the staffs of the Office of the Chief Account and the Divisions of Corporation Finance and released by the Commission on July 31, 1997 (the “Q&A”). In accordance with the sensitivity analysis described in the Q&A, the Company’s sensitivity analysis disclosure measures potential losses in fair values of market sensitive instruments resulting from a hypothetical 100 basis point change in interest rates.

United States Securities and Exchange Commission

February 12, 2009

Controls and Procedures, page 6

7.	We note the statement in your Form 10-K, as well as in your Form 10-Qs for the quarter ended June 30, 2008 and the quarter ended September 30, 2008, that your “disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of such disclosure controls and procedures are met.” In your response letter, please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of the end of the periods covered by the above-referenced reports. In addition, ensure that future reports clarify whether your controls and procedures are designed to provide such reasonable assurance and whether your CEO and CFO have concluded that the controls and procedures are effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

The Company acknowledges the Staff’s comment and advises the Staff that in the December 2008 Form 10-Q it has omitted the reference to the level of assurance of its disclosure controls and procedures and will omit such reference from future filings with the Commission.

Part III

Executive Compensation, as incorporated by reference to the company’s definitive proxy filed on July 23, 2008

Compensation Discussion and Analysis

8.

We note that you have constructed two or more comparison indices that you believe to be competitive for setting compensation rates for various executives. Please disclose the component companies for each of the comparison groups used pursuant to Item 402(b)(xiv) of Regulation S-K. In addition, please include in your disclosure a description as to why and how the varying comparison groups were constructed and for which executive’s compensation setting the peer groups were used and why. You should also explain in your disclosure whether the performance of the peer group component companies was considered relative to that of your company in evaluating whether the compensation offered by your company was competitive compared to that offered by the peer group component companies.

United States Securities and Exchange Commission

February 12, 2009

The Company advises the Staff that in its 2009 Proxy Statement, and applicable future filings with the Commission, it will disclose the component companies for each of the comparison groups referenced in its compensation discussion and analysis and shall include in such disclosure a description as to why and how the varying comparison groups were constructed and for which executive’s compensation setting the peer groups were used and why. In addition, the Company will explain whether the performance of the peer group component companies was considered relative to that of the Company in evaluating whether the compensation offered by the Company was competitive compared to that offered by the peer group component companies.

Note 2. Significant Accounting Policies

Revenue Recognition, page 46

9.	We note in your disclosure that you sell perpetual licenses that include twelve months of bundled post-contract support (PCS) and because you do not have vendor-specific objective evidence (VSOE) of fair value for PCS, revenue for the entire fee is recognized ratably over the term of the bundled PCS. We also note in your disclosure that customer renewals of PCS related to previously purchased perpetual licenses are recognized ratably over the term of the PCS. Tell us why you are not able to establish VSOE of PCS sold with perpetual licenses given the history of customer renewals of PCS.

The Company respectfully advises the Staff that although it has a history of customer renewals of its PCS related to previously purchased perpetual licenses, the Company’s PCS sales and renewal practices do not result in sufficient consistency to establish VSOE of fair value for the PCS sold in combination with perpetual licenses. The Company does not (a) charge a consistent fee for PCS renewals of the same product, (b) consistently charge a fixed percentage of the stipulated license fee, or (c) state a maintenance renewal price in the perpetual license arrangement.

Signatures, page 72

10.	We note that you do not indicate on your report which executive officer is signing in the capacity as controller or principal accounting officer. See General Instructions D(2)(a) to Form 10-K. The signature page should indicate the officer who signs in that capacity.

The Company advises the Staff that Rick E. Russo, Senior Vice President and Chief Financial Officer of the Company, is the officer who signs in the capacity of its principal accounting officer. The Company confirms that the signature page in future annual reports on Form 10-K will indicate which executive officer is signing in the capacity as controller or principal accounting officer in accordance with General Instructions D(2)(a) to Form 10-K.

United States Securities and Exchange Commission

February 12, 2009

Form 10-Q for the quarterly period ended September 30, 2008

Note 5. Marketable Securities, page 11

11.	We note in your disclosure that you used a discounted cash-flow valuation model to value your auction rate securities. We also note in your Form 8-K filed on November 14, 2008 that you entered into an agreement with the broker of certain of your auction rate securities that provide you with the future option to sell such auction rate securities to the broker at the par value of the underlying securities between June 2010 and July 2012. Tell us what impact, if any, the agreement offered by the broker in November 2008 had or will have on the valuation of your auction rate securities.

The Company advises the Staff that in the December 2008 Form 10-Q it has disclosed the impact of the agreement it entered into with one of its investment securities firms on the valuation of its auction rate securities (“ARS”). The following disclosure is set forth in Footnote 5 of the December 2008 Form 10-Q:

On November 11, 2008 (the “Acceptance Date”), we entered into an agreement (the “ARS Agreement”) with one of our investment securities firms (the “Investment Firm”) pursuant to which the Investment Firm has agreed to repurchase all of our ARS at par value. By accepting the ARS Agreement, we (1) received the right to sell our ARS at par value to the Investment Firm between June 30, 2010 and July 2, 2012 (the “Put Option”) and (2) gave the Investment Firm the right to purchase the ARS from us any time after the Acceptance Date as long as we receive par value.

The ARS Agreement covers ARS with a par value of $14.6 million and a fair value of $11.7 million as of December 31, 2008. We have accounted for the Put Option as a freestanding financial instrument and elected to record the value under the fair value option of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This resulted in our recording a $2.7 million asset with a corresponding credit to income for the value of the Put Option.

The reversal of prior unrealized losses of $2.9 million and the gain recorded from the Put Option of $2.7 million have resulted in a net loss related to our ARS of approximately $0.1 million, which is recorded in the “Interest and other income, net” line in the accompanying condensed consolidated statement of operation for the three months ended December 31, 2008. As the market for student loan collateralized instruments may take in excess of twelve months to fully recover, we have classified the ARS and Put Option as non-current assets on our condensed consolidated balance sheet as of December 31, 2008.

United States Securities and Exchange Commission

February 12, 2009

* * * * * * * * * *

With the response provided above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Form 10-K and the September 2008 Form 10–Q as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Form 10-K or the September 2008 Form 10–Q or this response letter to the undersigned at (858) 799-5200 or David Mersten at (858) 799-5655.

Sincerely,

ACCELRYS, INC.

/s/ Rick Russo
Rick Russo Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-27188

ACCELRYS, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0557266
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10188 Telesis Court, Suite 100, San Diego, California	92121-4779
(Address of principal executive offices)	(Zip Code)

(858) 799-5000

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The number of outstanding shares of the registrant’s common stock, par value $0.0001 per share, as of January 21, 2009, was 27,216,562, net of treasury shares.

ACCELRYS, INC.

FORM 10-Q — QUARTERLY REPORT

For The Quarterly Period Ended December 31, 2008

PART I — FINANCIAL INFORMATION

Item 1.	Condensed Consolidated Financial Statements

Accelrys, Inc.

Condensed Consolidated Balance Sheets

(In thousands)

	December 31, 2008	March 31, 2008
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$53,168	$53,126
Marketable securities	—	1,125
Trade receivables, net of allowance for doubtful accounts of $183 as of December 31, 2008 and $200 as of March 31, 2008	27,082	21,976
Prepaid expenses, deferred tax assets and other current assets	3,069	4,178

Total current assets	83,319	80,405
Marketable securities, net of current portion	11,724	13,918
Restricted cash	7,567	8,212
Property and equipment, net	3,265	4,618
Goodwill	42,663	42,663
Purchased intangible assets, net	6,103	5,613
Other assets	3,320	662

Total assets	$157,961	$156,091

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$512	$1,283
Accrued liabilities	5,819	5,082
Accrued compensation and benefits	6,458	7,941
Current portion of accrued restructuring charges	311	422
Current portion of deferred revenue	53,697	56,241

Total current liabilities	66,797	70,969
Deferred revenue, net of current portion	1,241	2,100
Deferred tax liability	1,547	1,016
Accrued restructuring charges, net of current portion	707	1,112
Lease-related liabilities, net of current portion	5,014	6,012
Stockholders’ equity:
Preferred stock, $.0001 par value; 2,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.0001 par value; 60,000 shares authorized; 27,869 and 27,436 shares issued at December 31, 2008 and March 31, 2008, respectively	3	3
Additional paid-in capital	267,847	264,018
Lease guarantee	(462)	(509)
Treasury stock; 644 shares at each of December 31, 2008 and March 31, 2008	(8,340)	(8,340)
Accumulated deficit	(178,329)	(180,654)
Accumulated other comprehensive income	1,936	364

Total stockholders’ equity	82,655	74,882

Total liabilities and stockholders’ equity	$157,961	$156,091

See accompanying notes to these condensed consolidated financial statements.

Accelrys, Inc.

Condensed Consolidated Statements of Operations

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2008	2007	2008	2007
Revenue	$20,609	$19,566	$61,021	$59,329
Cost of revenue	4,385	4,074	11,390	11,028

Gross margin	16,224	15,492	49,631	48,301
Operating expenses:
Product development	3,440	4,497	11,550	13,101
Sales and marketing	8,815	9,564	25,122	24,244
General and administrative	3,205	3,393	9,925	10,809
Restructuring	—	22	850	47

Total operating expenses	15,460	17,476	47,447	48,201

Operating income (loss)	764	(1,984)	2,184	100
Interest and other income, net	423	839	1,046	2,534

Income (loss) before taxes	1,187	(1,145)	3,230	2,634
Income tax expense	177	86	907	806

Net income (loss)	$1,010	$(1,231)	$2,323	$1,828

Basic and diluted net income (loss) per share	$0.04	$(0.05)	$0.09	$0.07
Weighted average shares used to compute net income (loss) per share:
Basic	27,145	26,744	27,049	26,671
Diluted	27,186	26,744	27,186	27,168

See accompanying notes to these condensed consolidated financial statements.

Accelrys, Inc.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended December 31,
	2008	2007
Cash flows from operating activities:
Net income	$2,323	$1,828
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,850	2,821
Stock-based compensation	3,112	2,943
Other	208	(432)
Changes in operating assets and liabilities:
Trade receivables	(7,363)	(10,203)
Prepaid expenses and other current assets	807	467
Other assets	496	191
Accounts payable	(654)	(713)
Accrued liabilities	(126)	(143)
Deferred revenue	(287)	(2,484)

Net cash provided by (used in) operating activities	1,366	(5,725)
Cash flows from investing activities:
Purchases of property and equipment, net	(596)	(548)
Purchase of software license	(1,885)	—
Purchases of marketable securities	—	(9,075)
Proceeds from maturities of marketable securities	1,122	20,295

Net cash provided by (used in) investing activities	(1,359)	10,672
Cash flows from financing activities:
Proceeds from issuance of common stock, net of shares tendered	721	707

Net cash provided by financing activities	721	707
Effect of changes in exchange rates on cash and cash equivalents	(686)	494

Increase in cash and cash equivalents	42	6,148
Cash and cash equivalents at beginning of period	53,126	33,247

Cash and cash equivalents at end of period	$53,168	$39,395

See accompanying notes to these condensed consolidated financial statements.

Accelrys, Inc.

Notes to Condensed Consolidated Financial Statements

1.	Basis of Presentation and Significant Accounting Policies

Financial Statement Preparation

The condensed consolidated financial statements of Accelrys, Inc. (“we”, “our” or “us”) as of December 31, 2008, and for the three and nine months ended December 31, 2008 and 2007 are unaudited. We have condensed or omitted certain information and disclosures normally included in financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”). We believe the disclosures made are adequate to make the information presented not misleading. However, you should read these condensed consolidated financial statements in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008.

In the opinion of management, these condensed consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results for the interim periods presented.

Our business is subject to seasonal variations. Historically, we have received approximately two-thirds of our annual customer orders in the second half of our fiscal year. In accordance with our revenue recognition policies, the revenue associated with these orders is generally recognized over the contractual license term. Therefore, because our policy is to accrue and expense sales commissions and royalties upon the invoicing of customer orders, we have historically experienced an increase in operating costs and expenses and a decrease in income during the second half of our fiscal year. Additionally, our cash flows from operations have historically been positive in the fiscal quarter ended March 31 as we collect the accounts receivable generated from customer orders received in the second half of our fiscal year, while we have historically experienced negative cash flows from operations in the other three fiscal quarters. As a result of these and other seasonal variations, we believe that sequential quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and that the interim financial results for the periods presented in this quarterly report are not necessarily indicative of results for a full year or for any subsequent interim period.

Principles of Consolidation

These consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to stock-based compensation, income taxes and the valuation of goodwill, intangibles and other long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual future results could differ from those estimates.

Revenue Recognition

We recognize revenues in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended, Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104, Revenue Recognition and Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

We generate revenue from the following primary sources:

•	software licenses,

•	post-contract customer support and maintenance services on licensed software, collectively referred to as PCS, and

•	professional services.

Customer billings generated in connection with our revenue-generating activities are initially recorded as deferred revenue. We then recognize the revenue from these customer billings as set forth below and when all of the following criteria are met:

•	a fully executed written contract and/or purchase order has been obtained from the customer (i.e., persuasive evidence of an arrangement exists),

•	the contractual price of the product or services has been defined and agreed to in the contract (i.e., price is fixed or determinable),

•	delivery of the product or service has occurred and no material uncertainties regarding customer acceptance of the delivered product or service exist, and

•	collection of the purchase price from the customer is considered probable.

Software Licenses. We license software predominantly on a term basis. When sold perpetually, our standard perpetual software licensing arrangements generally include twelve months of bundled PCS, while our standard term-based software licensing arrangements typically include PCS for the full duration of the term license. Because we do not have vendor specific objective evidence of the fair value of these elements, we recognize as revenue the entire fee for such perpetual and term-based licenses ratably over the term of the bundled PCS.

Renewal of PCS under Perpetual Software Licenses. Our PCS includes the right to receive unspecified upgrades or enhancements and technical support. Fees from customer renewals of PCS related to previously purchased perpetual licenses are recognized ratably over the term of the PCS.

Professional Services. We provide certain services to our customers, including non-complex product training, installation, implementation and other professional services which are non-essential to the operation of the software. We also perform professional services for our customers designed to enhance the value of our software products by creating extensions to functionality to address a client’s specific business needs. When sold separately, revenue from these services is recorded under the proportional performance or completed performance method.

Multi-Element Arrangements. For multi-element arrangements which include software licenses, PCS and non-complex training, installation and implementation services which are non-essential to the operation of the software, the entire fee for such arrangements is recognized as revenue ratably over the term of the PCS or delivery of the services, whichever is longer. For multi-element arrangements which also include services that are essential to the operation of the software, the fee for such arrangements is generally deferred until the services essential to the operation of the software have been performed, at which point the entire fee for such arrangements is recognized as revenue ratably over the remaining term of the PCS or the delivery of the non-essential services, whichever is longer.

Software Development Costs

We account for costs incurred for computer software to be sold in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed. Accordingly, costs incurred internally in the research and development of new software products and significant enhancements to existing software products are expensed as incurred until the technological feasibility of the product has been established. Technological feasibility occurs shortly before our internally developed software products are available for general release. We have determined that the internal costs eligible for capitalization are not material. Costs paid to third parties for products in which technological feasibility has been established are capitalized upon purchase of the software.

At December 31, 2008, we had $1.9 million of capitalized software purchased from third parties. This amount is included in purchased intangible assets, net, in the accompanying condensed consolidated balance sheet. These costs are being amortized to cost of revenue on a straight-line basis over their estimated useful life of five years. Amortization expense was approximately $0.1 million and $0.3 million for the three and nine months ended December 31, 2008, respectively. No software development costs were capitalized as of March 31, 2008.

Share Based Compensation

We estimate the fair value of our share-based awards on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of certain input variables, as follows:

Expected Volatility. Volatility is a measure of the amount the stock price will fluctuate during the expected life of an award. We determine volatility based on our historical stock price volatility over the most recent period equivalent to the expected life of the award, giving consideration to company-specific events impacting historical volatility that are unlikely to occur in the future, as well as anticipated future events that may impact volatility. We also consider the historical stock price volatilities of comparable publicly traded companies.

Risk-Free Interest Rate. Our assumption of the risk-free interest rate is based on the interest rates on U.S. constant rate treasury securities with contractual terms approximately equal to the expected life of the award.

Expected Dividend Yield. Because we have not paid any cash dividends since our inception and do not anticipate paying dividends in the foreseeable future, we assume a dividend yield of zero.

Expected Award Life. We determine the expected life of an award by considering various relevant factors, including the vesting period and contractual term of the award, our employees’ historical exercise patterns and length of service, the expected future volatility of our stock price and employee characteristics. We also consider the expected terms of comparable publicly traded companies. For the 2005 Employee Stock Purchase Plan (the “ESPP”) purchase rights, the expected life is equal to the current offering period under the stock purchase plan.

Under SFAS No. 123 (revised 2004), Share-Based Payment, we are also required to estimate at grant the likelihood that the award will ultimately vest (the “pre-vesting forfeiture rate”) and revise the estimate, if necessary, in future periods if the actual forfeiture rate differs. We determine the pre-vesting forfeiture rate of an award based on our historical pre-vesting award forfeiture experience, giving consideration to company-specific events impacting our historical pre-vesting award forfeiture experience that are unlikely to occur in the future as well as anticipated future events that may impact forfeiture rates.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Accordingly, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial carrying amounts and the tax basis of existing assets and liabilities by applying enacted statutory tax rates applicable to future years. The provision for income taxes is based on our estimates for taxable income of the various legal entities and jurisdictions in which we operate. As such, income tax expense may vary from the customary relationship between income tax expense and pre-tax income. We establish a valuation allowance against our net deferred tax assets to reduce deferred tax assets to the amount expected to be realized.

We adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109 (“FIN No. 48”), effective April 1, 2007. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 requires that we determine whether the benefits of our tax positions are more-likely-than-not of being sustained upon audit based on the technical merits of the tax position. We recognize the impact of an uncertain income tax position taken on our income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position is not recognized if it has less than a 50% likelihood of being sustained.

Interest and penalties related to income tax matters are recognized in income tax expense. During the three and nine months ended December 31, 2008 we did not incur any expense related to interest or penalties for income tax matters, and no such amounts were accrued as of December 31, 2008.

2.	Net Income Per Share

We compute net income per share pursuant to SFAS No. 128, Earnings Per Share. Accordingly, basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding during the period, without consideration for common stock equivalents. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common stock and common stock equivalents outstanding during the period. Potentially dilutive common share equivalents consist of common stock options and unvested restricted stock units (“RSUs”).

	Three Months Ended December 31,		Nine Months Ended December 31,
	2008	2007	2008	2007
	(In thousands, except per share amounts)
Numerator:
Net income	$1,010	$(1,231)	$2,323	$1,828
Denominator:
Weighted average common shares outstanding	27,145	26,744	27,049	26,671
Dilutive potential common stock equivalents	41	—	137	497

Weighted average shares and dilutive potential common shares	27,186	26,744	27,186	27,168

Basic and diluted net income (loss) per share:	$0.04	$(0.05)	$0.09	$0.07

Potentially dilutive common share equivalents that were excluded from the diluted net income per share calculations as their effect would be anti-dilutive totaled approximately 3.1 million shares for each of the three and nine months ended December 31, 2008, and 2.2 million shares and 2.5 million shares for the three and nine months ended December 31, 2007, respectively.

3.	Share-Based Payments

Share-Based Compensation Plans

On August 2, 2005, our stockholders approved the Amended and Restated 2004 Stock Incentive Plan (the “2004 Plan”). The 2004 Plan authorizes the grant of equity awards to purchase up to that number of shares of our common stock equal to the sum of (i) 1,900,000 shares and (ii) the number of shares of common stock underlying any stock awards granted under certain prior share-based compensation plans that expire or are cancelled or forfeited without having been exercised in full or that are repurchased by us. Potential types of equity awards that may be granted under the 2004 Plan to our officers, directors, employees and consultants include stock options, RSUs, restricted stock awards, common stock awards, stock appreciation rights, performance awards and deferred stock units. Pursuant to the 2004 Plan, any shares of common stock that are awarded under the 2004 Plan as RSUs, restricted stock awards, common stock awards, performance awards or deferred stock units (but not as stock options or stock appreciation rights) are counted against the maximum number of shares of common stock available for issuance under the 2004 Plan based on a 1.15-to-1 ratio. The terms and conditions of specific awards are set at the discretion of our board of directors although generally awards vest over not more than four years, expire no later than ten years from the date of grant and do not have exercise prices less than the fair market value of the underlying common stock on the date of grant. At December 31, 2008, approximately 1,060,000 shares of our common stock remained available for issuance pursuant to awards granted under the 2004 Plan.

On August 2, 2005, our stockholders also approved the ESPP, under which we have reserved 1,000,000 shares of our common stock for issuance. Under the ESPP, employees may defer up to 10% of their base salary to purchase shares of our common stock, up to a maximum of 1,000 shares per offering period. The purchase price of the common stock is equal to 85% of the lower of the fair market value per share of our common stock on the commencement date of the applicable offering period or the applicable purchase date. To date, we have issued approximately 344,000 shares under the ESPP and approximately 656,000 shares remained available for future issuance under the ESPP as of December 31, 2008.

We also maintain certain other share-based compensation plans, pursuant to which we did not grant awards during fiscal year 2009 and do not intend to grant any further awards in the future.

Share-Based Award Activity

Our stock options generally vest over four years and have a contractual term of 10 years. A summary of stock option activity under our share-based compensation plans is as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
	(In thousands, except per share amounts)
Outstanding at April 1, 2008	3,376	$7.31
Granted	265	5.85
Exercised	(74)	4.99
Expired/Forfeited	(506)	7.75

Outstanding at December 31, 2008	3,061	7.19	$101	5.92

Exercisable at December 31, 2008	2,323	$7.42	$101	5.14

RSUs granted under the 2004 Plan generally vest annually over three years and, once vested, do not expire. Upon vesting of an RSU, employees are generally issued an equivalent number of shares of our common stock. A summary of RSU activity under our share-based compensation plans is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
	(In thousands, except per share amounts)
Unvested at April 1, 2008	731	$6.66
Granted	855	5.04
Vested	(262)	6.63
Forfeited	(104)	6.22

Unvested at December 31, 2008	1,220	$5.51

Included in the vested shares for the period are approximately 46,000 shares tendered to the company by employees for payment of minimum income tax obligations upon vesting of RSUs.

Share-Based Compensation Expense

The estimated fair value of our share-based awards is recognized as a charge against income on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Total stock-based compensation expense recognized in our condensed consolidated statements of operations for the three and nine months ended December 31, 2008 and 2007 was as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2008	2007	2008	2007
	(In thousands)
Cost of revenue	$106	$83	$310	$248
Product development	255	250	731	707
Sales and marketing	342	253	810	704
General and administrative	416	488	1,261	1,284

Total stock-based compensation expense	$1,119	$1,074	$3,112	$2,943

No stock-based compensation expense was capitalized in the periods presented. At December 31, 2008, the gross amount of unrecognized stock-based compensation expense relating to unvested share-based awards was approximately $7.4 million, which we anticipate recognizing as a charge against income over a weighted average period of 2.06 years.

4.	Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those changes resulting from investments by stockholders (changes in paid in capital) and distributions to stockholders (i.e., dividends). For the three and nine months ended December 31, 2008 and 2007, comprehensive income (loss) consists of the following:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2008	2007	2008	2007
	(In thousands)
Net income (loss)	$1,010	$(1,231)	$2,323	$1,828
Foreign currency translation adjustment	543	65	891	(90)
Unrealized gain (loss) on marketable securities	(1,574)	29	(2,195)	145
Reclassification of realized losses to net income	2,876	—	2,876	—

Total comprehensive income (loss)	2,855	(1,137)	3,895	1,883

5.	Marketable Securities

We assess our marketable securities for impairment under the guidance provided by EITF Issue No. 03-1 and FASB Staff Position (“FSP”) Nos. 115-1 and 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Accordingly, we review the fair value of our marketable securities at least quarterly to determine if declines in the fair value of individual securities are other-than-temporary in nature. If we believe the decline in the fair value of an individual security is other-than-temporary, we write-down the carrying value of the security to its estimated fair value, with a corresponding charge against income. To determine if a decline in the fair value of an investment is other-than-temporary, we consider several factors including, among others, the period of time and extent to which the estimated fair value has been less than cost, overall market conditions, the historical and projected future financial condition of the issuer of the security and our ability and intent to hold the security for a period of time sufficient to allow for a recovery of the market value.

As of December 31, 2008, we held $14.6 million in auction rate securities (“ARS”) at face value, which are collateralized by student loans, most of which were originated under the Federal Family Education Loan Program and are guaranteed by the United States Federal Department of Education. All of our ARS are AAA rated (or equivalent) by one or more of the major credit rating agencies.

Through February 2008, the par value of our ARS had approximated fair value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, since February 2008, all auctions for the ARS we hold have failed as the amount of ARS submitted for sale has exceeded the amount of purchase orders. The result of a failed auction is that these ARS continue to pay interest at contractually stated rates at each respective auction date; however, the liquidity of the ARS will be limited until there is a successful auction, the issuer redeems the ARS, the ARS mature or until such time as other markets for these ARS develop. We have concluded that the estimated fair value of the ARS no longer approximates the par value due to the lack of liquidity. The ARS have been classified within Level 3 under SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). Their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the ARS.

We estimated the fair value of our ARS utilizing a discounted cash flow analysis as of December 31, 2008. The analysis considered, among other items, the collateralization underlying the security investments, the creditworthiness of the issuer, expected future cash flows, and the estimated weighted average life of the contractual maturity of the underlying assets. We have determined that due to entering into an agreement whereby one of our investment firms will repurchase our ARS at par value, as discussed further below, the decline in value of our ARS as of December 31, 2008 is other-than-temporary. Accordingly, we have reversed prior unrealized losses on our ARS of $2.9 million from accumulated other comprehensive income and have recorded the losses as a charge to income during the three months ended December 31, 2008.

On November 11, 2008 (the “Acceptance Date”), we entered into an agreement (the “ARS Agreement”) with one of our investment securities firms (the “Investment Firm”) pursuant to which the Investment Firm has agreed to repurchase all of our ARS at par value. By accepting the ARS Agreement, we (1) received the right to sell our ARS at par value to the Investment Firm between June 30, 2010 and July 2, 2012 (the “Put Option”) and (2) gave the Investment Firm the right to purchase the ARS from us any time after the Acceptance Date as long as we receive par value.

The ARS Agreement covers ARS with a par value of $14.6 million and a fair value of $11.7 million as of December 31, 2008. We have accounted for the Put Option as a freestanding financial instrument and elected to record the value under the fair value option of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). This resulted in our recording a $2.7 million asset with a corresponding credit to income for the value of the Put Option.

The reversal of prior unrealized losses of $2.9 million and the gain recorded from the Put Option of $2.7 million have resulted in a net loss related to our ARS of approximately $0.1 million, which is recorded in the “Interest and other income, net” line in the accompanying condensed consolidated statement of operation for the three months ended December 31, 2008. As the market for student loan collateralized instruments may take in excess of twelve months to fully recover, we have classified the ARS and Put Option as non-current assets on our condensed consolidated balance sheet as of December 31, 2008.

6.	Fair Value

We adopted SFAS No. 157 as of April 1, 2008 as required for financial assets and liabilities. SFAS No. 157 provides a definition of fair value, establishes acceptable methods of measuring fair value and expands disclosures for fair value measurements. The principles apply under accounting pronouncements which require measurement of fair value and do not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. SFAS No. 157 also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.

In accordance with SFAS No. 157, fair value measurements are classified under the following hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 — Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable. The following table summarizes our assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the SFAS No. 157 fair value hierarchy:

	Carrying Value at December 31, 2008	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
December 31, 2008:
Auction rate securities	$11,724	—	—	$11,724
Auction rate securities put option	$2,743	—	—	$2,743

Total	$14,467	—	—	$14,467

The following table summarizes the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Fair Value Measurements Using Significant Unobservable Level 3 Inputs Auction Rate Securities
(In thousands)
Balance at April 1, 2008	$13,918
Auction rate securities put option	2,743
Reversal of previous unrealized loss on auction rate securities included in other comprehensive income	682
Realized loss on auction rate securities included in net income (loss)	(2,876)

Balance at December 31, 2008	14,467

7.	Segment Information

In accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, our operations have been aggregated into one reportable segment given the similarities of economic characteristics between the operations and the common nature of the products, services and customers.

8.	Guarantees

Guarantee of Lease Obligation of Others

On April 30, 2004, we spun-off our drug discovery subsidiary, PDD, into an independent, separately traded, publicly held company through the distribution to our stockholders of a dividend of one share of PDD common stock for every two shares of our common stock. The landlords of our New Jersey facilities, which were used by our PDD operations, consented to the assignment of the leases to PDD. Despite the assignment, the landlords required us to guarantee the remaining lease obligations, which totaled approximately $17.8 million as of December 31, 2008. In the event that PDD defaults on their lease commitment, we are permitted under the guarantee to sublease the facility in order to mitigate our lease obligation. In accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, we recognized a liability and corresponding charge to stockholders’ equity for the probability-weighted fair market value of the guarantee. Changes to the fair market value of the liability are recognized in stockholders’ equity. The liability for our guarantee of the lease obligation was $0.5 million at each of December 31, 2008 and March 31, 2008.

Other Guarantees and Indemnifications

We provide indemnifications of varying scope and size to certain customers against claims of intellectual property infringement made by third parties arising from the use of our products. We have also entered into indemnification agreements with our officers and directors. Although the maximum potential amount of future payments we could be required to make under these indemnifications is unlimited, to date we have not incurred material costs to defend lawsuits or settle claims related to these indemnification provisions. Additionally, we have insurance policies that, in most cases, would limit our exposure and enable us to recover a portion of any amounts paid. Therefore, we believe the estimated fair value of these agreements is minimal and likelihood of incurring an obligation is remote. Accordingly, we have not accrued any liabilities in connection with these indemnification obligations as of December 31, 2008.

9.	Restructuring Activities

The following summarizes the changes in our accrued restructuring charges liability:

	Severance and Related Costs	Lease Obligation Exit and Facility Closure Costs	Total
	(In thousands)
Balance at March 31, 2007	$164	$1,880	$2,044
Additional severance and lease abandonment charges	55	—	55
Adjustments to liability	—	113	113
Cash payments	(108)	(630)	(738)
Effect of foreign exchange	26	34	60

Balance at March 31, 2008	137	1,397	1,534
Additional severance and lease abandonment charges	841	—	841
Adjustments to liability	—	85	85
Cash payments	(841)	(246)	(1,087)
Effect of foreign exchange	(15)	(340)	(355)

Balance at December 31, 2008	122	896	1,018

In periods prior to fiscal year 2006, we implemented various actions designed to improve our operations and overall financial performance through workforce reductions and the abandonment of leased facilities. All severance benefits related to these workforce reductions have been fully paid. Our remaining obligations under the lease obligations terminate in fiscal year 2009.

In March 2006, we implemented various actions designed to realign our resources with our portfolio of products and services, eliminate redundancies in our workforce and streamline our operations through workforce reductions and abandoning two leased facilities in the United Kingdom. As a result of the implementation of these actions, we recognized a charge of $3.2 million, consisting of $1.8 million in severance benefits from the termination of approximately 50 employees and $1.4 million for our future lease obligations related to the abandoned facility, net of estimated future sublease income. In fiscal year 2007, we recognized a charge of $0.3 million for estimated additional severance benefits to be paid to certain employees terminated under the original restructuring plan and associated legal expenses. We anticipate completing the payment of severance benefits in fiscal year 2010. Additionally, in fiscal year 2007 we recorded an additional lease abandonment charge of $0.3 million. The lease obligations for the abandoned facilities terminate in fiscal years 2013 and 2022.

In April 2008, as part of a plan to continue to realign our workforce in order to support our growth products, we terminated approximately 30 employees in the U.S. and the U.K. In connection with the termination, we incurred approximately $0.8 million in severance charges in the first quarter of fiscal year 2009. The severance benefits were fully paid in the first quarter of fiscal year 2009.

All amounts incurred in connection with the above activities are recorded in restructuring charges in the accompanying condensed consolidated statements of operations.

10.	Legal Proceedings

We are subject to various claims and legal actions arising in the ordinary course of business. The ultimate disposition of these matters is not expected to have a material effect on our business or financial condition. However, there can be no assurance that the disposition of such matters will not have a material effect on our results of operations in any particular period.

11.	Subsequent Events

On January 5, 2009, Mr. Mark Emkjer resigned as our President, Chief Executive Officer and as a member of the Board of Directors (the “Board”). In connection with the resignation, on January 6, 2009, we entered into a Separation Agreement and Release (the “Separation Agreement”). Pursuant to the Separation Agreement: (i) Mr. Emkjer will remain employed by the Company until January 31, 2009 to assist with transitioning his duties; (ii) on February 1, 2009, we will pay Mr. Emkjer the amount of $315,000, less applicable withholdings; (iii) each month for a period of 12 months following February 1, 2009, we will pay Mr. Emkjer the amount of $140,000, less applicable withholdings; and (iv) we will pay Mr. Emkjer’s COBRA benefits for a maximum of 24 months following the date of the termination of Mr. Emkjer’s employment.

In connection with Mr. Emkjer’s resignation, on January 5, 2009, the Board appointed Mr. Todd Johnson to serve as our President and Chief Executive Officer on an interim basis.

12.	Recent Accounting Pronouncements

We adopted SFAS No. 159 as of April 1, 2008. SFAS No. 159 also amends certain provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. As of April 1, 2008, we did not elect to measure any of the incorporated items at fair value. However, in connection with a put option related to our ARS that was recorded in conjunction with a settlement agreement with one our investment firms, we elected to measure the put option under the fair value provisions of SFAS No. 159, as more fully described in Note 5.

We adopted SFAS No. 157 as of April 1, 2008 as required for financial assets and liabilities. SFAS No. 157 provides a definition of fair value, establishes acceptable methods of measuring fair value and expands disclosures for fair value measurements. The principles apply under accounting pronouncements which require measurement of fair value and do not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. See note 6 to our consolidated financial statements for required disclosures of fair value measurements for financial assets and liabilities. In February 2008, the FASB issued FSP No. 157-2, Effective Date of FASB Statement No. 157 (“FSP No. 157-2”), a one year deferral of SFAS No. 157’s fair value measurement requirement for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We have elected to defer the adoption of SFAS No. 157 for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We do not expect the adoption of SFAS No. 157 for these assets and liabilities to have a material impact on our results of operations or financial position. On October 10, 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP No. 157-3”), that clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial assets is not active. FSP No. 157-3 was effective upon issuance, and is applicable to the valuation of our ARS for which there was no active market as of December 31, 2008.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP No. 142-3”). FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), Business Combinations, and other GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We are currently evaluating the impact that this FSP will have on our operations, financial position and cash flows.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

When used anywhere in this Quarterly Report on Form 10-Q (this “Report”), the words “expect”, “believe”, “anticipate”, “estimate”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements. These forward-looking statements may include statements addressing our future financial and operating results. We have based these forward-looking statements on our current expectations about future events. Such statements are subject to certain risks and uncertainties including those related to execution upon our strategic plans, the successful release and acceptance of new products, the demand for new and existing products, additional competition, changes in economic conditions and those described in documents we have filed with the Securities and Exchange Commission, including this Report in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors,” and in our subsequent reports on Form 10-Q and Form 10-K. All forward-looking statements in this Report are qualified entirely by the cautionary statements included in this Report and such other filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this Report. These forward-looking statements speak only as of the date of this Report. We disclaim any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and related notes thereto included elsewhere in this Report.

Overview

Our Business

We develop and commercialize scientific business intelligence software and solutions that enable our customers to accelerate the discovery and development of new drugs and materials. Our customers include pharmaceutical, biotechnology and other life science companies, as well as companies that are in the energy, chemicals, aerospace and consumer packaged goods markets. Our software and service solutions are used by our customers’ scientists, biologists, chemists and information technology professionals in order to aggregate, mine, integrate, analyze, simulate, manage and interactively report scientific data. Our customers include leading commercial, government and academic organizations. Many of the largest pharmaceutical, biotechnology, chemical, energy, aerospace and consumer packaged goods companies worldwide use our software. We market our products and services worldwide, principally through our direct sales force, augmented by the use of third-party distributors.

Our Marketplace

Historically, we have primarily sold molecular modeling and simulation software. The market for molecular modeling and simulation products in the pharmaceutical and biotechnology industries is challenging due to the maturity of the market, industry consolidation, reduction in the level of discovery research activity, and increased competition, including competition from open source software. We also sell modeling and simulation products to the energy, chemicals, aerospace, and consumer packaged goods industries. We believe these industries are in the early stages of adoption of these technologies. Thus we believe the market for our products within these industries is nascent. Following our acquisition of SciTegic, Inc. in September 2004, we began to offer data-pipelining and workflow software. This technology is widely applicable within our target industries and represents a significant growth opportunity in all industries which our computer-aided design modeling and simulation and cheminformatics products currently serve. There is currently limited competition with this technology in our targeted industries.

Our Strategy

We believe the combination of our scientific operating platform and our computer-aided design modeling and simulation software and service solutions enables our customers to better utilize their scientific data in order to solve critical business issues throughout their organizations. Our strategy is to continue to increase the use of our scientific operating platform so that it remains the de facto standard scientific operating platform in the industries we serve. In order to increase the use of our platform we continue to develop advanced analysis and reporting component collections which operate with our scientific operating platform in order to extend its capabilities and value to our customers. Our scientific operating platform is also the basis of many of our service offerings, including offerings which integrate and enhance our customers’ software, thereby further increasing the use and value of our platform. Because our scientific operating platform is the underlying operating platform for many products in our broad portfolio of computer-aided design modeling and simulation software and service solutions, we expect the usage of these products to increase as the usage of our scientific operating platform increases, thus further increasing our sales and value to our customers. We also intend to market and distribute our solutions to a broader group of users, including scientists, engineers and information technology professionals within our existing customer base, as well as to new customers in other industries. We also partner with other companies who provide scientific software and services in order to ensure that their software and service solutions operate with our scientific operating platform, further proliferating its use and value to our customers.

Critical Accounting Policies

The critical accounting policies and estimates used in the preparation of our condensed consolidated financial statements are described in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of our Annual Report on Form 10-K for the fiscal year ended March 31, 2008. There have been no significant changes in our critical accounting policies and estimates from March 31, 2008, other than as described below.

We adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159), as of April 1, 2008. SFAS No. 159 also amends certain provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. As of April 1, 2008, we did not elect to measure any of the incorporated items at fair value. However, in connection with a put option related to our auction rate securities (“ARS”) that was recorded in conjunction with a settlement agreement with one our investment firms, we elected to measure the put option under the fair value provisions of SFAS No. 159, as more fully described in Note 5 to our condensed consolidated financial statements.

We adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”) as of April 1, 2008 as required for financial assets and liabilities. SFAS No. 157 provides a definition of fair value, establishes acceptable methods of measuring fair value and expands disclosures for fair value measurements. The principles apply under accounting pronouncements which require measurement of fair value and do not require any new fair value measurements in accounting pronouncements where fair value is the relevant measurement attribute. See note 6 to our condensed consolidated financial statements for required disclosures of fair value measurements for financial assets and liabilities. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. 157-2, Effective Date of FASB Statement No. 157 (“FSP No. 157-2”), a one year deferral of SFAS No. 157’s fair value measurement requirement for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We have elected to defer the adoption of SFAS No. 157 for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We do not expect the adoption of SFAS No. 157 for these assets and liabilities to have a material impact on our results of operations or financial position. On October 10, 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, (“FSP No. 157-3”) that clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 was effective upon issuance, and is applicable to the valuation of our ARS for which there was no active market as of December 31, 2008.

Results of Operations

Historically, we have received approximately two-thirds of our annual customer orders in the second half of our fiscal year. In accordance with our revenue recognition policies, the revenue associated with these orders is generally recognized over the contractual license term. Therefore, because our policy is to accrue and expense sales commissions and royalties upon the invoicing of customer orders, we have historically experienced an increase in operating costs and expenses and a decrease in income during the second half of our fiscal year. As a result of these and other seasonal variations, we believe that sequential quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and that the interim financial results for the periods presented in this Report are not necessarily indicative of results for a full year or for any subsequent interim period.

Comparison of the Three Months Ended December 31, 2008 and 2007

The following table summarizes our results of operations as a percentage of revenue for the respective periods:

	Three Months Ended December 31,
	2008	2007
Revenue	100%	100%
Cost of revenue	21%	21%

Gross profit	79%	79%
Operating expenses:
Product development	17%	23%
Sales and marketing	43%	49%
General and administrative	15%	17%
Restructuring	—%	—%

Total operating expenses	75%	89%

Operating income (loss)	4%	(10)%
Interest and other income, net	2%	4%

Income (loss) before income taxes	6%	(6)%
Income tax expense	1%	—%

Net income (loss)	5%	(6)%

Revenue

Revenue increased 5% to $20.6 million for the three months ended December 31, 2008, as compared to $19.6 million for the three months ended December 31, 2007. The increase was due to an increase in software revenue of approximately $0.8 million, an increase in service revenue of approximately $0.5 million, and a decrease in maintenance revenue of approximately $0.2 million. Included in the stated amounts are unfavorable foreign currency fluctuations of approximately $0.3 million. When considering the revenue growth excluding foreign currency fluctuations, our total revenue grew by approximately 7%, with growth between 5% and 8% in each of our major geographic regions of the U.S., Europe, and Asia Pacific.

Cost of Revenue

Cost of revenue increased 8% to $4.4 million for the three months ended December 31, 2008, as compared to $4.1 million for the three months ended December 31, 2007. As a percentage of revenue, cost of revenue remained consistent at 21% for each of the three months ended December 31, 2008 and 2007. The slight increase in cost of revenue was due to higher personnel and related costs in our services department of approximately $0.5 million due to increased headcount, partially offset by a decrease in royalty costs of approximately $0.1 million and favorable foreign currency fluctuations of approximately $0.1 million.

Operating Expenses

Product Development Expenses. Product development expenses decreased 24% to $3.4 million for the three months ended December 31, 2008, as compared to $4.5 million for the three months ended December 31, 2007. As a percentage of revenue, product development expenses decreased to 17% for the three months ended December 31, 2008, as compared to 23% for the three months ended December 31, 2007. The decrease in product development expenses was primarily attributable to a decrease in personnel and related costs of approximately $0.6 million due to decreased headcount, in addition to favorable foreign currency fluctuations of approximately $0.4 million.

Sales and Marketing Expenses. Sales and marketing expenses decreased 8% to $8.8 million for the three months ended December 31, 2008, as compared to $9.6 million for the three months ended December 31, 2007. As a percentage of revenue, sales and marketing expenses decreased to 43% for the three months ended December 31, 2008, as compared to 49% for the three months ended December 31, 2007. The decrease in sales and marketing expense is primarily attributable to a decrease in personnel and related costs of approximately $ 0.3 million due to decreased headcount, in addition to favorable foreign currency fluctuations of approximately $0.5 million.

General and Administrative Expenses. General and administrative expenses decreased 6% to $3.2 million for the three months ended December 31, 2008, as compared to $3.4 million for the three months ended December 31, 2007. As a percentage of revenue, general and administrative expenses decreased to 15% for the three months ended December 31, 2008, as compared to 17% for the three months ended December 31, 2007. The decrease was primarily attributable to a reduction in personnel and overhead costs of approximately $0.3 million, in addition to favorable foreign currency fluctuations of approximately $0.1 million. These were partially offset by an increase in professional services fees of approximately $0.2 million.

Restructuring Charges. Restructuring charges for the three months ended December 31, 2007 related to the closure in fiscal year 2007 of our Bangalore research and development facility.

Net Interest and Other Income

Net interest and other income was $0.4 million for the three months ended December 31, 2008, as compared to $0.8 million for the three months ended December 31, 2007. The decrease in net interest and other income was primarily attributable to lower interest income of approximately $0.5 million due to a decrease in interest rates obtained on our cash and marketable securities balances during the current quarter and realized losses of approximately $0.1 million on our ARS portfolio. These items were partially offset by foreign currency exchange gains of approximately $0.3 million.

Income Tax Expense

Income tax expense was $0.2 million for the three months ended December 31, 2008, as compared to $0.1 million for the three months ended December 31, 2007. The increase in income tax expense was primarily attributable to timing differences in the deductibility of indefinite lived intangible asset amortization for income tax purposes.

Comparison of the Nine Months Ended December 31, 2008 and 2007

The following table summarizes our results of operations as a percentage of revenue for the respective periods:

	Nine Months Ended December 31,
	2008	2007
Revenue	100%	100%
Cost of revenue	19%	19%

Gross profit	81%	81%
Operating expenses:
Product development	19%	22%
Sales and marketing	41%	41%
General and administrative	16%	18%
Restructuring charges	1%	—%

Total operating expenses	77%	81%

Operating income	4%	—%
Interest and other income, net	2%	4%

Income before income taxes	5%	4%
Income tax expense	1%	1%

Net income	4%	3%

Revenue

Revenue increased 3% to $61.0 million for the nine months ended December 31, 2008, as compared to $59.3 million for the nine months ended December 31, 2007. The increase was due to an increase in software revenue of approximately $1.8 million, an increase in service revenue of approximately $0.6 million, and a decrease in maintenance revenue of approximately $0.6 million. Included in the stated amounts are favorable foreign currency fluctuations of approximately $1.2 million. When considering the revenue growth excluding foreign currency fluctuations, our total revenue grew by approximately 1%, with growth in Europe offset by declines in the U.S. and Asia Pacific.

Cost of Revenue

Cost of revenue increased 3% to $11.4 million for the nine months ended December 31, 2008, as compared to $11.0 million for the nine months ended December 31, 2007. As a percentage of revenue, cost of revenue was consistent at 19% for each of the nine months ended December 31, 2008 and 2007. The slight increase in cost of revenues was due to higher personnel and related costs in our services department of approximately $1.0 million due to increased headcount. This was partially offset by a decrease in distributor and royalty costs of approximately $0.5 million as a result of a more favorable product mix, in addition to favorable foreign currency fluctuations of approximately $0.2 million.

Operating Expenses

Product Development Expenses. Product development expenses decreased 12% to $11.6 million for the nine months ended December 31, 2008, as compared to $13.1 million for the nine months ended December 31, 2007. As a percentage of revenue, product development expenses decreased to 19% for the nine months ended December 31, 2008, as compared to 22% for the nine months ended December 31, 2007. The decrease in product development expenses was primarily attributable to a decrease in personnel and related costs of approximately $1.0 million due to decreased headcount, in addition to favorable foreign currency fluctuations of approximately $0.3 million.

Sales and Marketing Expenses. Sales and marketing expenses increased 4% to $25.1 million for the nine months ended December 31, 2008, as compared to $24.2 million for the nine months ended December 31, 2007. As a percentage of revenue, sales and marketing expenses was consistent at 41% for each of the nine months ended December 31, 2008 and 2007. The increase in sales and marketing expense is primarily attributable to severance charges of approximately $0.4 million incurred in the second quarter related to the departure of our former Senior Vice President of Sales and Services, in addition to an increase in personnel and overhead costs of approximately $0.4 million.

General and Administrative Expenses. General and administrative expenses decreased 8% to $9.9 million for the nine months ended December 31, 2008, as compared to $10.8 million for the nine months ended December 31, 2007. As a percentage of revenue, general and administrative expenses decreased to 16% for the nine months ended December 31, 2008, as compared to 18% for the nine months ended December 31, 2007. The decrease was primarily attributable to a reduction in personnel and overhead costs of approximately $0.6 million and a decrease in professional services fees of approximately $0.3 million.

Restructuring Charges. Restructuring charges were $0.9 million for the nine months ended December 31, 2008, as compared to $0.05 million for the nine months ended December 31, 2007. The increase in restructuring charges for the nine months ended December 31, 2008 related to our plan completed in the first quarter of fiscal year 2009 to realign our workforce in order to support our growth products.

Net Interest and Other Income

Net interest and other income was $1.0 million for the nine months ended December 31, 2008, as compared to $2.5 million for the nine months ended December 31, 2007. The decrease in net interest and other income was primarily attributable to lower interest income of approximately $1.1 million due to a decrease in interest rates obtained on our cash and marketable securities balances during the current year, in addition to $0.2 million in unfavorable fluctuations in foreign currencies. Additionally, we recognized a loss related to our ARS portfolio of approximately $0.1 million.

Income Tax Expense

Income tax expense was $0.9 million for the nine months ended December 31, 2008 and $0.8 million for the nine months ended December 31, 2007. The increase in income tax expense was primarily attributable to timing differences in the deductibility of indefinite lived intangible asset amortization for income tax purposes.

Liquidity and Capital Resources

We had cash, cash equivalents, marketable securities, and restricted cash of $72.5 million as of December 31, 2008, as compared to $76.4 million as of March 31, 2008, a decrease of $3.9 million. The decrease in cash, cash equivalents, marketable securities and restricted cash during the nine months ended December 31, 2008 was primarily attributable to $2.5 million in net property and equipment and software license purchases, additional losses on our ARS of $2.2 million and losses of $0.7 million due to unfavorable foreign currency fluctuations. These decreases were offset by proceeds of $0.7 million from the issuance of our common stock under employee stock plans. Our operating cash flows on a quarterly basis are significantly impacted by changes in accounts receivable balances. Due to the seasonality of our business, accounts receivable balances have historically increased significantly in the third quarter of each fiscal year as a result of higher order intake. The collection of these accounts receivable balances has generally resulted in positive cash flows from operations in the fourth quarter of each fiscal year, while we have historically experienced negative cash flows from operations in the other three fiscal quarters.

Net cash provided by operating activities was $1.4 million for the nine months ended December 31, 2008, as compared to net cash used in operations of $5.7 million for the nine months ended December 31, 2007. The increase in cash provided by operating activities was primarily attributable to fluctuations in our accounts receivable and deferred revenue balances.

Net cash used in investing activities was $1.4 million for the nine months ended December 31, 2008, as compared to net cash provided by investing activities of $10.7 million for the nine months ended December 31, 2007. Significant components of cash flows from investing activities for the nine months ended December 31, 2008 included net purchases of property and equipment of $0.6 million, purchases of software licenses of $1.9 million, and a net decrease in our marketable securities portfolio of $1.1 million. Significant components of cash flows from investing activities for the nine months ended December 31, 2007 included net purchases of property and equipment of $0.5 million and a net decrease in our marketable securities portfolio of $11.2 million.

Net cash provided by financing activities was $0.7 million for each of the nine months ended December 31, 2008 and 2007. Cash flows from financing activities for both periods consisted solely of proceeds from the issuance of our common stock under employee stock plans.

As of December 31, 2008, we held $14.6 million in ARS at face value, which are collateralized by student loans, most of which were originated under the Federal Family Education Loan Program and are guaranteed by the United States Federal Department of Education. All of our ARS are AAA rated (or equivalent) by one or more of the major credit rating agencies.

Through February 2008, the face value of our ARS has approximated fair value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, since February 2008, all auctions for the ARS we hold have failed as the amount of ARS submitted for sale has exceeded the amount of purchase orders. The result of a failed auction is that these ARS continue to pay interest at contractually stated rates at each respective auction date; however, the liquidity of the ARS will be limited until there is a successful auction, the issuer redeems the securities, the securities mature or until such time as other markets for these ARS develop. We have concluded that the estimated fair value of the ARS no longer approximates the face value due to the lack of liquidity. The ARS have been classified within Level 3 under SFAS No. 157. Their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the ARS.

We estimated the fair value of our ARS utilizing a discounted cash flow analysis as of December 31, 2008. The analysis considered, among other items, the collateralization underlying the security investments, the creditworthiness of the issuer, expected future cash flows, and the estimated time until anticipated market recovery. We have determined that due to the continued deterioration in the ARS market, the decline in value of our ARS as of December 31, 2008 is other-than-temporary. Accordingly, we have reversed prior unrealized losses on our ARS of $2.9 million from accumulated other comprehensive income and have recorded the losses as a charge to income during the three months ended December 31, 2008

On November 11, 2008 (the “Acceptance Date”), we entered into an agreement (the “ARS Agreement”) with one of our investment securities firms (the “Investment Firm”) whereby the Investment Firm has agreed to repurchase all of our ARS at par value. By accepting the ARS Agreement, we (1) received the right to sell our auction rate securities at par value to the Investment Firm between June 30, 2010 and July 2, 2012 (the “Put Option”) and (2) gave the Investment Firm the right to purchase the ARS from us any time after the Acceptance Date as long as we receive par value.

The ARS Agreement covers ARS with a par value of $14.6 million and a fair value of $11.7 million as of December 31, 2008. We have accounted for the Put Option as a freestanding financial instrument and elected to record the value under the fair value option of SFAS No. 159. This resulted in our recording a $2.7 million asset with a corresponding credit to income for the value of the Put Option.

The reversal of prior unrealized losses of $2.9 million and the gain recorded from the Put Option of $2.7 million have resulted in a net loss related to our ARS of approximately $0.1 million, which is recorded in the interest and other income, net line in the accompanying condensed consolidated statement of operations for the three months ended December 31, 2008. As the market for student loan collateralized instruments may take in excess of twelve months to fully recover, we have classified the ARS and Put Option as non-current assets on our condensed consolidated balance sheet as of December 31, 2008.

On January 5, 2009, Mr. Mark Emkjer resigned as our President, Chief Executive Officer and as a member of the Board of Directors (the “Board”). In connection with the resignation, on January 6, 2009, we entered into a Separation Agreement and Release (the “Separation Agreement”). Pursuant to the Separation Agreement: (i) Mr. Emkjer will remain employed by the Company until January 31, 2009 to assist with transitioning his duties; (ii) on February 1, 2009, we will pay Mr. Emkjer the amount of $315,000, less applicable withholdings; (iii) each month for a period of 12 months following February 1, 2009, we will pay Mr. Emkjer the amount of $140,000, less applicable withholdings; and (iv) we will pay Mr. Emkjer’s COBRA benefits for a maximum of 24 months following the date of the termination of Mr. Emkjer’s employment.

We have funded our activities to date primarily through the sales of software licenses and related services and the issuance of equity securities.

We anticipate that our capital requirements may increase in future periods as a result of seasonal sales trends, additional product development activities, and the acquisition of additional equipment. Our capital requirements may also increase in future periods as we seek to expand our technology platform through investments, licensing arrangements, technology alliances, or acquisitions.

We anticipate that our existing capital resources will be adequate to fund our operations for at least the next twelve months. However, there can be no assurance that changes will not occur that would consume available capital resources before then. Our capital requirements depend on numerous factors, including our ability to continue to generate software sales, the purchase of additional capital equipment and acquisitions of other businesses or technologies. There can be no assurance that additional funding, if necessary, will be available to us on favorable terms, if at all. Our forecast for the period of time through which our financial resources will be adequate to support our operations is forward-looking information, and actual results could vary.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

The information called for by this item is provided in Item 7A, “Quantitative and Qualitative Disclosures About Market Risk,” of our Annual Report on Form 10-K for the fiscal year ended March 31, 2008. Our exposures to market risk have not changed materially since March 31, 2008.

Item 4.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosures.

As of the end of the period covered by this Report, we conducted an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, those controls.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are subject to various claims and legal actions arising in the ordinary course of business. The ultimate disposition of these matters is not expected to have a material effect on our business or financial condition. However, there can be no assurance that the disposition of such matters will not have a material effect on our results of operations in any particular period.

Item 1A.	Risk Factors

You should carefully consider the risks described below before investing in our publicly-traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical changes and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity. The risks described below could cause our actual results to differ materially from those contained in the forward-looking statements we have made in this Report, the information incorporated herein by reference and those forward-looking statements we may make from time to time.

Certain Risks Related to Our Marketplace and Environment

Our revenue from the sale of computer-aided design modeling and simulation software to the life science discovery research marketplace, which has historically constituted a significant portion of our overall revenue, has been declining over the past several years and may continue to decline in future years. Historically we have derived a significant portion of our revenue from the sale of computer-aided design modeling and simulation software to the discovery research departments in pharmaceutical and biotechnology companies. Such revenues have been declining over the past several years. We believe this decline is due to several factors, including industry consolidation, a general reduction in the level of discovery research activity by our customers, increased competition, including competition from open source software, and reductions in profit and related information technology spending by our customers. If such declines continue and we do not increase the revenue we derive from our other product and service offerings, our business could be adversely impacted.

Our ability to sustain or increase revenues will depend upon our success in entering new markets and in deriving additional revenues from our existing customers. Our products are currently used primarily by molecular modeling and simulation specialists in discovery research organizations. One component of our overall business strategy is to derive more revenues from our existing customers by expanding their usage of our products and services. Such strategy would have our customers utilize our scientific operating platform and our tools and components to leverage vast amounts of information stored in both corporate databases and public data sources in order to make informed scientific and business decisions during the research and development process. In addition, we seek to expand into new markets and new areas within our existing markets by attracting and retaining personnel knowledgeable in these markets, identifying the needs of these markets and developing marketing programs to address these needs. If successfully implemented, these strategies would increase the usage of our software and services by biologists, chemists, engineers and informaticians operating within our existing pharmaceutical and biotechnology customers, as well as by new customers in other industries. However, if our strategies are not successfully implemented, our products and services may not achieve market acceptance or penetration in targeted new departments within our customers or in new industries. As a result, we may expend additional costs and resources without being able to sustain or increase revenue.

Our focus on offering scientific business intelligence solutions to both existing and new customers and markets may make it more difficult for us to sustain our revenue from the sale of computer-aided design modeling and simulation products to the life science discovery research marketplace. Our strategy involves transforming our product and service offerings by utilizing our scientific operating platform and our tools and components in order to enable our customers to more effectively utilize the vast amounts of information stored in both their databases and public data sources in order to make informed scientific and business decisions during the research and development process. This strategy is intended to lead us to new and different markets and customers, as well as increase the usage of our offerings by existing customers. Executing this strategy will require significant management focus and utilization of resources. Though we intend to continue to dedicate sufficient resources and management focus to our life science modeling and simulation products, it is possible that the strategy will result in loss of management focus and resources relating to these existing products and markets, thereby resulting in decreasing revenues from these markets. If these revenues are not offset by increasing revenues from new markets and/or customers, our overall revenues will suffer.

We may be unable to develop strategic relationships with our customers. Our overall business strategy is to expand usage of our products and services by expanding our current customers’ usage of our products and by marketing and distributing our solutions to a broader, more diversified group of biologists, chemists, engineers and informaticians throughout our customers’ research and development organizations. A key component of this strategy is to become a preferred provider of scientific software and solutions. Becoming a preferred vendor will require substantial re-training and new skills development within our sales and service personnel and deployment of a successful account-management sales model. We believe that developing strategic relationships with our customers may lead to additional revenue opportunities. However, executing on this strategy may require significant expense, and there can be no assurance that any such relationships will develop or that such relationships will produce additional revenue or profit opportunities.

Consolidation within the pharmaceutical and biotechnology industries may continue to lead to fewer potential customers for our products and services. A significant portion of our customer base consists of pharmaceutical and biotechnology companies. Continued consolidation within the pharmaceutical and biotechnology industries may result in fewer customers for our products and services. If one of the parties to a consolidation uses the products or services of our competitors, we may lose existing customers as a result of such consolidation.

Increasing competition and increasing costs within the pharmaceutical and biotechnology industries may affect the demand for our products and services, which may affect our results of operations and financial condition. Our pharmaceutical and biotechnology customers’ demand for our products is impacted by continued demand for their products and by our customers’ research and development costs. Demand for our customers’ products could decline, and prices charged by our customers for their products may decline, as a result of increasing competition, including competition from companies manufacturing generic drugs. In addition, our customers’ expenses could continue to increase as a result of increasing costs of complying with government regulations and other factors. A decrease in demand for our customers’ products, pricing pressures associated with the sales of these products, and additional costs associated with product development could cause our customers to reduce research and development expenditures. Because our products and services depend on such research and development expenditures, our revenues may be significantly reduced.

Health care reform and restrictions on reimbursement may affect the pharmaceutical, biotechnology and industrial chemical companies that purchase or license our products or services, which may affect our results of operations and financial condition. The continuing efforts of government and third-party payers in the markets we serve to contain or reduce the cost of health care may reduce the profitability of pharmaceutical, biotechnology and industrial chemical companies causing them to reduce research and development expenditures. Because our products and services depend on such research and development expenditures, our revenues may be significantly reduced. We cannot predict what actions federal, state or private payers for health care goods and services may take in response to any health care reform proposals or legislation.

We face strong competition in the life science market for computer- aided design modeling and simulation software and for cheminformatics products. The market for our computer-aided design modeling and simulation software products for the life science market is intensely competitive. We currently face competition from other scientific software providers, larger technology and solutions companies, in-house development by our customers, as well as academic and government institutions and the open source community.

Some of our competitors and potential competitors in this sector have longer operating histories than we do and could have greater financial, technical, marketing, research and development and other resources. Many of our competitors offer products and services directed at more specific markets than those we target, enabling these competitors to focus a greater proportion of their efforts and resources on these markets. Some offerings that compete with our products are developed and made available at lower cost by government organizations and academic institutions, and these entities may be able to devote substantial resources to product development and also offer their products to users for little or no charge. We also face competition from open source software initiatives, in which developers provide software and intellectual property free over the Internet. In addition, many of our customers spend significant internal resources in order to develop their own software. Moreover, we intend to leverage our scientific operating platform in order to enable our customers to more effectively utilize the vast amounts of information stored in both their databases and public data sources in order to make informed scientific and business decisions during the research and development process. This strategy could lead to competition from much larger companies which provide general data storage and management software.

There can be no assurance that our current or potential competitors will not develop products, services or technologies that are comparable to, superior to, or render obsolete, the products, services and technologies we offer. There can be no assurance that our competitors will not adapt more quickly than us to technological advances and customer demands, thereby increasing such competitors’ market share relative to ours. Any material decrease in demand for our technologies or services may have a material adverse effect on our business, financial condition and results of operations.

We are subject to pricing pressures in some of the markets we serve. The market for computer-aided design modeling and simulation and cheminformatics products for the life science industry is intensely competitive, which has led to significant pricing pressure and declines in average selling price over the past several years. In response to competition and general adverse economic conditions in this market, we may be required to modify our pricing practices. Changes in our pricing model could lead to a decline or delay in revenue as our sales force and customers adjust to the new pricing policies. This development may adversely affect our revenue and earnings.

Our operations may be interrupted by the occurrence of a natural disaster or other catastrophic event at our primary facilities. Our research and development operations and administrative functions are primarily conducted at our facilities in San Diego, California, and Cambridge, United Kingdom. We also conduct sales and customer support activities at our facilities in Burlington, Massachusetts, Paris, France, and Tokyo, Japan. Although we have contingency plans in effect for natural disasters or other catastrophic events, the occurrence of such events could still disrupt our operations. For example, our San Diego and Tokyo facilities are located in areas that are particularly susceptible to earthquakes. Any natural disaster or catastrophic event in our facilities or the areas in which they are located could have a significant negative impact on our operations.

Our insurance coverage may not be sufficient to avoid material impact on our financial position or results of operations resulting from claims or liabilities against us, and we may not be able to obtain insurance coverage in the future. We maintain insurance coverage for protection against many risks of liability. The extent of our insurance coverage is under continuous review and is modified as we deem it necessary. Despite this insurance, it is possible that claims or liabilities against us may have a material adverse impact on our financial position or results of operations. In addition, we may not be able to obtain any insurance coverage, or adequate insurance coverage, when our existing insurance coverage expires. For example, we do not carry earthquake insurance for our facilities in Tokyo, Japan or San Diego, California, because we do not believe the costs of such insurance are reasonable in relation to the potential risk.

Certain Risks Related to Our Operations

Defects or malfunctions in our products could hurt our reputation among our customers, result in delayed or lost revenue and expose us to liability. Our business and the level of customer acceptance of our products depend upon the continuous, effective and reliable operation of our software and related tools and functions. To the extent that defects cause our software to malfunction and our customers’ use of our products is interrupted, our reputation could suffer and our revenue could decline or be delayed while such defects are remedied. We may also be subject to liability for the defects and malfunctions of third-party technology partners and others with whom our products and services are integrated.

Delays in the release of new or enhanced products or services or undetected errors in our products or services may result in increased cost to us, delayed market acceptance of our products and delayed or lost revenue. To achieve market acceptance, new or enhanced products or services can require long development and testing periods, which may result in delays in scheduled introduction. Any delays in the release schedule for new or enhanced products or services may delay market acceptance of these products or services and may result in delays in new customer orders for these new or enhanced products or services or the loss of customer orders. In addition, new or enhanced products or services may contain a number of undetected errors or “bugs” when they are first released. Although we test each new or enhanced software product or service before it is released to the market, there can be no assurance that significant errors will not be found in existing or future releases. As a result, in the months following the introduction of certain releases, we may need to devote significant resources to correct these errors. There can be no assurance, however, that all of these errors can be corrected.

We are subject to risks associated with the operation of a global business. We derive a significant portion of our total revenue from our operations in international markets. In 2008, 2007 and 2006, 51%, 46% and 42%, respectively, of our total revenue was derived from our international operations. Our global business may be affected by local economic conditions, including inflation, recession and currency exchange rate fluctuations. In addition, political and economic changes throughout the world may interfere with our or our customers’ activities in particular locations and result in a material adverse effect on our business, financial condition and operating results. We anticipate that revenue from operations in international markets will continue to account for a significant percentage of future revenue. The following table depicts our region-specific revenue as a percent of total revenue for each of the last three fiscal years:

	Years Ended
Region	March 31, 2008	March 31, 2007	March 31, 2006
U.S.	49%	54%	58%
Europe	29%	26%	23%
Asia-Pacific	22%	20%	19%

Other potential risks inherent in our international business include:

•	unexpected changes in regulatory requirements;

•	longer payment cycles;

•	currency exchange rate fluctuations;

•	import and export license requirements;

•	tariffs and other barriers;

•	political unrest, terrorism and economic instability;

•	disruption of our operations due to local labor conditions;

•	limited intellectual property protection;

•	difficulties in collecting trade receivables;

•	difficulties in managing distributors or representatives;

•	difficulties in managing an organization spread over various countries;

•	difficulties in staffing foreign subsidiary or joint venture operations; and

•	potentially adverse tax consequences.

Our success depends, in part, on our ability to anticipate and address these risks. There can be no assurance that we will do so effectively, or that these or other factors relating to our international operations will not adversely affect our business or operating results.

In order to improve our financial position, we have reduced our headcount, which could negatively impact our business. We have undergone several reductions-in-force over the past several years, and our workforce has declined approximately 25% since March 31, 2006. We do not believe that these reductions have had a material adverse effect on our operations or our ability to generate revenue to date. However, while we believe we have sufficient staff to operate our business, we do not have duplicative or redundant resources in many of our functions or operations. As a result, there can be no assurance that further attrition will not impact our ability to operate our business, or adversely impact our revenues.

Failure to attract and retain skilled personnel, including a permanent president and chief executive officer, could have a material adverse effect on us. Our success depends in part on the continued service of key scientific, sales, business development, marketing, engineering, management and accounting personnel and our ability to identify, hire and retain additional personnel. There is intense competition for qualified personnel. Immigration laws may further restrict our ability to attract or hire qualified personnel. We may not be able to continue to attract and retain the personnel necessary for the development of our business. Failure to attract and retain key personnel could have a material adverse effect on our business, financial condition and results of operations. Further, we are highly dependent on the principal members of our technical, scientific and management staff. One or more of these key employees could retire or otherwise leave our employ within the foreseeable future, and the loss of any of these people could have a material adverse effect on our business, financial condition or results of operations. We do not intend to maintain key person life insurance on the life of any employee.

Additionally, our former president and chief executive officer resigned on January 5, 2009, and our board of directors appointed Todd Johnson to serve as our president and chief executive officer on an interim basis. Our board of directors is currently conducting a search for a permanent president and chief executive officer. Leadership transitions can be inherently difficult to manage and may cause a disruption to our business or further turnover in key personnel. During this period of transition, there may be operational inefficiencies as our interim president and chief executive officer becomes familiar with our business and operations. We cannot provide you with any assurance that the search for a permanent president and chief executive officer will be successful, and the inability to recruit a qualified permanent replacement for such position could have a material adverse effect on our business, financial condition or results of operations.

Recent turmoil in the worldwide financial markets may negatively impact our business, results of operations, and financial condition. As widely reported, financial markets in the United States, Europe and Asia have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, declining valuations of certain investments, severely diminished liquidity and credit availability, the failure or sale of various financial institutions and an unprecedented level of government intervention. Many economists have predicted that the United States economy, and possibly the global economy, may enter into a prolonged recession. Such a protracted downturn may hurt our business in a number of ways, including through general decreases in spending and the adverse impact on our customers’ ability to obtain financing, which may lead to delays or failures in our signing customer agreements or signing customer agreements at reduced purchase levels. While we are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S. and other countries, any of the circumstances mentioned above could have a material adverse effect on our revenues, financial condition and results of operations.

If we choose to acquire businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate an acquired business or technology in a cost-effective and non-disruptive manner. From time to time, we may choose to acquire businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired businesses, operate them profitably or retain their key employees. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract company management. In addition, in order to finance any acquisition, we may utilize our existing funds, thereby lowering the amount of funds we currently have, or might need to raise additional funds through public or private equity or debt financings. Prolonged tightening of the financial markets may impact our ability to obtain financing to fund future acquisitions and we could be forced to obtain financing on less than favorable terms. Additionally, equity financings may result in dilution to our stockholders. If we are unable to integrate any acquired entities, products or technologies effectively, our business could suffer. In addition, under certain circumstances, amortization of assets or charges resulting from the costs of acquisitions could harm our business, financial condition, or operating results.

Certain Risks Related To Our Financial Performance

We have a history of losses and our future profitability is uncertain. We generated net losses for the years ended March 31, 2007 and 2006. Although we generated net income for the quarter and nine-month period ended December 31, 2008 and the year ended March 31, 2008, we may experience future net losses which may limit our ability to fund our operations and we may not generate income from operations in the future. Our future profitability depends upon many factors, including several that are beyond our control. These factors include without limitation:

•	changes in the demand for our products and services;

•	the introduction of competitive software;

•	our ability to license desirable technologies;

•	changes in the research and development budgets of our customers and potential customers;

•	our ability to successfully, cost effectively and timely develop, introduce and market new products, services and product enhancements; and

•	the acquisition of any new entities or businesses which may have a dilutive effect upon our earnings.

Our sales forecast and/or revenue projections may not be accurate. We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of proposals, including the date when they estimate a customer will make a purchase decision and the potential size of the order. We aggregate these estimates on a quarterly basis in order to generate a sales pipeline. While the pipeline process provides us with some guidance in business planning and forecasting, it is based on estimates only and is therefore subject to risks and uncertainties. Any variation in the conversion of the pipeline into revenue or the pipeline itself could cause us to improperly plan or budget and thereby adversely affect our business, results of operations and financial condition.

If we are unable to license software to, or collect receivables from our customers our operating results may be adversely affected. While the majority of our current customers are well-established, large pharmaceutical customers and universities, we also provide products and services to smaller biotechnology companies. We have not experienced significant customer defaults during the past three fiscal years. Our financial success depends upon the creditworthiness and ultimate collection of amounts due from our customers, including our smaller customers with fewer financial resources. If we are not able to collect from our customers, we may be required to write-off significant accounts receivable and recognize bad debt expenses which could materially and adversely affect our operating results.

Our quarterly operating results, particularly our quarterly cash flows, may fluctuate. Quarterly operating results may fluctuate as a result of a number of factors, including lengthy sales cycles, market acceptance of new products and upgrades, timing of new product introductions, changes in pricing policies, changes in general economic and competitive conditions, and the timing and integration of acquisitions. We may also experience fluctuations in quarterly operating results due to general and industry specific economic conditions that may affect the research and development expenditures of pharmaceutical and biotechnology companies. In particular, historically we have received approximately two-thirds of our annual customer orders in the second half of our fiscal year. In accordance with our revenue recognition policies, the revenue associated with these orders is generally recognized over the contractual license term. Therefore, because we accrue sales commissions and royalties upon the receipt of customer orders, we generally experience an increase in operating costs and expenses during the second half of our fiscal year with only a minimal corresponding incremental increase in revenue. Additionally, our cash flows from operations have historically been positive in the fiscal quarter ended March 31 as we collect the accounts receivable generated from these customer orders, while we have historically experienced negative cash flows from operations in the other three fiscal quarters. As a result of these seasonal variations, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and that our interim financial results are not necessarily indicative of results for a full year or for any subsequent interim period.

We may be required to indemnify Pharmacopeia Drug Discovery, Inc. (“PDD”), or may not be able to collect on indemnification rights from PDD. On April 30, 2004, we spun-off our drug discovery subsidiary, PDD, into an independent, separately traded, publicly-held company through the distribution to our stockholders of a dividend of one share of PDD common stock for every two shares of our common stock. As part of the spin-off, we agreed to indemnify the indebtedness, liabilities and obligations of PDD. One such obligation includes a guarantee by us to the landlord of PDD’s obligations under certain facility leases, with respect to which PDD will indemnify us should we be required to make any payment under the guarantee. These indemnification obligations could be as significant as the remaining future minimum lease payments, which totaled approximately $17.8 million as of December 31, 2008. PDD’s ability to satisfy any such indemnification obligations (including, without limitation, PDD’s commitment to indemnify us in the event of our payment under our guarantee of its leases) will depend upon PDD’s future financial strength. We cannot assure you that, if PDD becomes obligated to indemnify us for any substantial obligations, PDD will have the ability to do so. There also can be no assurance that we will be able to satisfy any indemnification obligations to PDD. Any failure by PDD to satisfy its obligations and any required payment by us could have a material adverse effect on our business.

Enacted and proposed changes in securities laws and regulations have increased our costs and may continue to increase our costs in the future. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) required changes in some of our corporate governance and securities disclosure and compliance practices. Under Sarbanes-Oxley, publicly-held companies, including us, are required to, among other things, furnish independent annual audit reports regarding the existence and reliability of their internal control over financial reporting and have their chief executive officer and chief financial officer certify as to the accuracy and completeness of their financial reports.

We expect continued compliance with Sarbanes-Oxley to remain costly. Further, Sarbanes-Oxley and the related SEC and NASDAQ compliance rules may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. We continually evaluate and monitor regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

Our business, financial condition and results of operations may be adversely impacted by fluctuations in foreign currency exchange rates. Our international sales generally are denominated in local currencies. Fluctuations in the value of currencies in which we conduct business relative to the United States dollar result in currency transaction gains and losses, and the impact of future exchange rate fluctuations cannot be accurately predicted. Future fluctuations in currency exchange rates may have a material adverse impact on revenue from international sales, and thus on our business, financial condition and results of operations. When deemed appropriate, we may engage in currency exchange rate hedging transactions in an attempt to mitigate the impact of adverse exchange rate fluctuations. However, currency hedging policies may not be successful, and they may increase the negative impact of exchange rate fluctuations.

If we consume cash more quickly than expected, we may be unable to raise additional capital and we may be forced to curtail operations. We anticipate that our existing capital resources will be adequate to fund our operations for at least the next twelve months. However, our capital requirements will depend on many factors, including the potential acquisition of other businesses or technologies. If we determine that we must raise additional capital, we may attempt to do so through public or private financings involving debt or equity. However, additional capital may not be available on favorable terms, or at all. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds by entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, products or potential markets that we would not otherwise relinquish.

Negative conditions in the global credit markets may materially impair the value or reduce the liquidity of a portion of our investment portfolio. Recent U.S. sub-prime mortgage defaults have had a significant impact across various sectors of the financial markets, causing global credit and liquidity issues. The short-term funding markets experienced credit issues during the second half of calendar 2007 and the through the fourth quarter of calendar 2008, which led to liquidity issues and failed auctions in the ARS market. If the global credit market continues to deteriorate, the liquidity of our investment portfolio may continue to be impacted.

Included in our marketable securities portfolio at December 31, 2008 were ARS that we purchased for $14.6 million. Under the terms of the ARS Agreement that we entered into in November 2008, we have the right to sell our ARS at par value to the Investment Firm between June 30, 2010 and July 2, 2012 and the Investment Firm has the right to purchase the ARS from us any time after the acceptance date as long as we receive par value. If the ARS Agreement expires or is otherwise terminated prior to the purchase or sale of the ARS under the terms of the ARS Agreement, or if the Investment Firm is unable to fulfill its obligations under the ARS Agreement, we may have no recourse beyond recovering or retaining the ARS for sale at future auctions. If such future auctions of fail and the credit ratings of these investments deteriorate, the fair value of these ARS may decline further and we may incur additional impairment charges in connection with these securities, which would negatively affect our reported earnings, cash flows and financial condition.

Certain Risks Related to Owning Our Stock

We expect that our stock price will fluctuate significantly, and as a result, our stockholders may not be able to resell their shares at or above their original investment price. The stock market, historically and in recent years, has experienced significant volatility particularly with technology company stocks. The volatility of technology company stock prices often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the price of our common stock include without limitation:

•	actual and anticipated fluctuations in our quarterly financial and operating results;

•	market conditions in the technology and software sectors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	developments or disputes concerning our intellectual property or other proprietary rights or other legal claims;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	market acceptance of our products and services;

•	additions or departures of key personnel; and

•	the acquisition of new businesses or technologies;

These and other external factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock.

As institutions hold the majority of our common stock in large blocks, substantial sales by these stockholders could depress the market price for our shares. As of January 21, 2009, the top ten institutional holders of our common stock held approximately 56% of our outstanding common stock. As a result, if one or more of these major stockholders were to sell all or a portion of their holdings, or if the market were to perceive that such sale or sales may occur, the market price of our common stock may fall significantly.

Because we do not intend to pay dividends, our stockholders will benefit from an investment in our common stock only if our stock price appreciates in value. We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend entirely upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which it was purchased.

Anti-takeover provisions under the Delaware General Corporation Law, provisions in our certificate of incorporation and bylaws, and our adoption of a stockholder rights plan may make the accomplishment of mergers or the assumption of control by a principal stockholder more difficult, thereby making the removal of management more difficult. Certain provisions of the Delaware General Corporation Law may delay or deter attempts to secure control of our company without the consent of our management. Also, our governing documents provide for a staggered board of directors, which will make it more difficult for a potential acquirer to gain control of our board of directors. In 2002, we adopted a stockholder rights plan, which is triggered upon commencement or announcement of a hostile tender offer or when any one person or group acquires 15% or more of our common stock. The rights plan, once triggered, enables our stockholders (other than the stockholder responsible for triggering the rights plan) to purchase our common stock at reduced prices. These provisions of our governing documents and stockholder rights plan, and of Delaware law, could have the effect of delaying, deferring or preventing a change of control, including without limitation a proxy contest, making the acquisition of a substantial block of our common stock more difficult. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. Further, the existence of these anti-takeover measures may cause potential bidders to look elsewhere, rather than initiating acquisition discussions with us.

Certain Risks Related to Intellectual Property

We may not be able to protect adequately the trade secrets and confidential information that we disclose to our employees. We rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. Competitors through their independent discovery (or improper means, such as unauthorized disclosure or industrial espionage) may come to know our proprietary information. We generally require employees and consultants to execute confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed by or made known to the employee or consultant during his, her or its relationship with us are to be kept confidential, and that all inventions arising out of the employee’s or consultant’s relationship with us are our exclusive property. Our employees and consultants may breach these agreements, and in some instances we may not have an adequate remedy. Additionally, in some instances, we may have failed to require that employees and consultants execute confidentiality and assignment-of-inventions agreements.

Foreign laws may not afford us sufficient protections for our intellectual property, and we may not seek patent protection outside the United States. We believe that our success depends, in part, upon our ability to obtain international protection for our intellectual property. However, the laws of some foreign countries may not be as comprehensive as those of the United States and may not be sufficient to protect our proprietary rights abroad. In addition, we generally do not pursue patent protection outside the United States because of cost and confidentiality concerns. Accordingly, our international competitors could obtain foreign patent protection for, and market overseas, products and technologies for which we are seeking patent protection in the United States.

A patent issued to us may not be sufficiently broad to protect adequately our rights in intellectual property to which the patent relates. Due to cost and other considerations, we generally do not rely on patent protection to enforce our intellectual property rights, and have filed only a limited number of patent applications. Even if patents are issued to us, these patents may not sufficiently protect our interest in our software or other technologies because the scope of protection provided by any patents issued to or licensed by us are subject to the uncertainty inherent in patent law. Third parties may be able to design around these patents or develop unique products providing effects similar to our products. In addition, others may discover uses for our software or technologies other than those uses covered in our patents, and these other uses may be separately patentable. A number of pharmaceutical and biotechnology companies, software organizations and research and academic institutions, have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, patent applications or patents may conflict with our technologies, patent applications or patents. These conflicts could also limit the scope of patents, if any, that we may be able to obtain, or result in the denial of our patent applications.

We may be subject to claims of infringement by third parties. A number of patents may have been issued or may be issued in the future that could cover certain aspects of our technology or functionality of our products and could prevent us from using technology that we use or expect to use, or making or selling certain of our products. In addition, to the extent our employees are involved in research areas similar to those areas in which they were involved at their former employers, we may inadvertently use or disclose alleged trade secrets or other proprietary information of their former employer. Thus, our products may infringe patent or other intellectual property rights of third parties, and we may be subject to infringement claims by third parties. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management’s attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such licenses may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us, our failure or inability to license or design around the infringed technology could have a material adverse effect on our business, financial condition and results of operations.

Third-party software codes incorporated into our products could subject us to liability or limit our ability to sell such products. Some of our products include software codes licensed from third parties, including the open source community. Some of these licenses impose certain obligations upon us, including royalty and indemnification obligations. In the case of codes licensed from the open source community, the licenses may also limit our ability to sell products containing such code. Though we generally review the applicable licenses prior to incorporating third party code into our software products, there can be no assurance that such third party codes incorporated into our products would not subject us to liability or limit our ability to sell the products containing such code, thereby having a material adverse affect upon our business.

Item 6.	Exhibits

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Pharmacopeia, Inc. (incorporated by reference to Exhibit 3.1 to Accelrys, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996).

3.2	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Pharmacopeia, Inc. (incorporated by reference to Exhibit 3.2 to Accelrys, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

3.3	Certificate of Amendment of the Restated Certificate of Incorporation of Pharmacopeia, Inc. (incorporated by reference to Exhibit 3.2 to Accelrys, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

3.4	Certificate of Amendment of Amended and Restated Certificate of Accelrys, Inc. (incorporated by reference to Exhibit 3.4 to Accelrys, Inc.’s Quarterly Report Form 10-Q for the quarterly period ended September 30, 2007).

3.5	Amended and Restated Bylaws of Accelrys, Inc. as amended on June 9, 2005 (incorporated by reference to Exhibit 3.3 to Accelrys, Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

31.1*	Section 302 Certification of the Principal Executive Officer

31.2*	Section 302 Certification of the Principal Financial Officer

32.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer

*	Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ACCELRYS, INC.

By:	/s/ RICK E. RUSSO
Rick E. Russo
Senior Vice President and Chief Financial Officer (Duly Authorized Officer, Principal Financial Officer and Principal Accounting Officer)

Date: February 9, 2009

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

(Pursuant to Rule 13a-14(a) of the

Securities Exchange Act of 1934, as amended,

as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, Todd Johnson, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Accelrys, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 9, 2009

/s/ Todd Johnson
Todd Johnson
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

(Pursuant to Rule 13a-14(a) of the

Securities Exchange Act of 1934, as amended,

as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, Rick E. Russo, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Accelrys, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 9, 2009

/s/ Rick E. Russo
Rick E. Russo
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION

I, Todd Johnson, President and Chief Executive Officer of Accelrys, Inc. (the “Company”) and I, Rick E. Russo, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Quarterly Report on Form 10-Q of the Company for the quarter ended December 31, 2008, (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by this Report.

/s/ Todd Johnson
Todd Johnson
President and Chief Executive Officer

/s/ Rick E. Russo
Rick E. Russo
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date: February 9, 2009

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report to which it relates, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange of 1934, as amended, whether made before or after the date of the Report and irrespective of any general incorporation language contained in such filing.